中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED
CHALCO

August 8, 2016

Mr. Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Mr. Arakawa:

Aluminum Corporation of China Limited Form 20-F for Fiscal Year Ended December 31, 2015 Filed April 15, 2016 (the "2015 Annual Report") (File No. 001-15264)

Aluminum Corporation of China Limited (the "**Company**" or "**we**") refers to the comment of the Staff (the "**Staff**") of the U.S. Securities and Exchange Commission (the "**SEC**" or the "**Commission**") on our 2015 Annual Report dated July 11, 2016 (the "**Comment Letter**"). We have included the Staff's comment in the Comment Letter and numbered our response accordingly:

Form 20-F for the Year Ended December 31, 2015
Item 5. Operating and Financial Review and Prospects
F. Tabular Disclosure of Contractual Obligations, page 90

1. **Please revise your tabular disclosure of contractual obligations in future filings to include your future operating lease commitments as disclosed in Note 43 to your financial statements. Refer to the guidance outlined in Item 5.F of the instructions to Form 20-F.**

In response to the Staff's comment, the Company will revise its disclosure in the future filings as follows:

On page 90 of the 2015 Annual Report, under ***F. Tabular Disclosure of Contractual Obligations****:*

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2015:

	Payment due by period				
	Total	Within 1 year	1 to 2 years	2 to 5 years	Thereafter
	(RMB in millions)				
Finance lease payable, including current portion	7,369.8	1,815.7	1,803.1	3,751.0	-
Long-term bank and other loans, including current portion	32,367.6	4,602.5	4,865.5	13,785.7	9,113.9
Long-term bonds	2,000.0	-	2,000.0	-	-
Medium-term notes and bonds, including current portion	25,800.0	6,900.0	6,400.0	12,500.0	-
Short-term bonds	6,600.0	6,600.0	-	-	-
Short-term bank and other loans	34,749.3	34,749.3	-	-	-

Interest payables for borrowings	15,814.1	5,489.3	2,057.9	3,110.3	5,156.6
Financial liabilities at fair value through profit or loss	161.7	161.7	-	-	-
Financial liabilities included in other current payables and accrued liabilities	7,712.3	7,712.3	-	-	-
Financial liabilities included in other non-current liabilities	973.4	-	150.3	437.1	386.0
Trade and notes payables	14,506.1	14,506.1	-	-	-
Subtotal	**148,054.3**	**82,536.9**	**17,276.8**	**33,584.1**	**14,656.5**
Capital commitments	7,770.9	N/A	N/A	N/A	N/A
Commitments for capital contribution	1,737.3	N/A	N/A	N/A	N/A
Commitments under operating lease	17,817.3	561.0	551.6	1,616.2	15,088.5
Total	175,379.8				

Financial Statements
Note 7 Property, Plant and Equipment
Impairment test for property, plants and equipment, page F-91

2. **We note your accounting policy which indicates that where indications of impairment exist or when annual impairment testing for an asset is required, the asset's recoverable amount is estimated. In 2014, you recognized impairments relating to your Alumina and Primary Aluminum segments in the amounts of RMB 3,292 million, and RMB 860 million, respectively. Please tell us whether you determined that the declines in alumina and primary aluminum prices in 2015 represented indicators of impairment and explain how you considered the guidance in paragraphs 9 and 12 of IAS 36 in making this assessment. To the extent that you did not perform impairment tests of your Alumina and Primary Aluminum segment's assets during 2015, please explain why you did not believe testing for potential impairment pursuant to IAS 36 was necessary.**

In response to the Staff's comment, the Company respectfully advises the Staff the following:

The Company's average external selling prices of self-produced alumina and primary aluminum were RMB2,377 per tonne and RMB12,075 per tonne, respectively, in 2015, which decreased by approximately 3.8% and 10.9%, respectively, from 2014 to 2015.

According to IAS36, paragraph 9 and 12， the Company assessed the impairment indicators at the end of 2015 and considered the declines in alumina and primary aluminium prices in 2015 as impairment indicators. Accordingly, the Company performed impairment testing for the relevant property, plant and equipment at the end of 2015.

The cash generating unit ("CGU") refers to an individual plant or entity. The carrying values of these individual plants or entities were compared to the recoverable amounts of the CGUs, which were based predominantly on value-in-use. Value-in-use was measured by using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the calculation included the expected product price, demand for the products, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Company adopted a pre-tax rate of 10.16% that reflects specific risks related to CGUs as discount rate. The assumptions above were used in determining the recoverable amounts of CGUs within operating segments. As the recoverable amount is larger than the fair value of CGUs, the Company considered that no impairment provision was required for the Alumina and Primary Aluminum segments in 2015.

Note 9. Investments in Joint Ventures and Associates, page F-94

3. **We note that you filed an amendment to your annual report on Form 20-F to include audited and unaudited financial statements for your unconsolidated investment in Ling Wu Power pursuant to Rule 3-09 of Regulation S-X. Given that your 35% share of the equity in earnings of Ning Dong Power also appears to exceed the thresholds outlined in Rule 3-09 of Regulation S-X for 2015 based on the summarized financial information disclosed on page F-102 of your financial statements, please explain why you have not included financial statements for this entity for the periods specified in Rule 3-09 of Regulation S-X in your amended 20-F. If you do not believe financial statements are required for this entity, please provide the computations prepared in support of your conclusions.**

In response to the Staff's comment, the Company respectfully advises the Staff the following:

As noted in Rule 3-09 of Regulation S-X, the Company substituted 20 percent for 10 percent in the relevant significant subsidiary tests in Rule 1-02(w) of Regulation S-X. The calculations for the fiscal year 2015 tests for Ning Dong Power are provided below:

Rule 1-02(w)(1) Investment Test (In Millions of RMB)	**December 31, 2015**
The Company's investment in and advances to Ning Dong Power	508.0
The Company's total assets	189,269.3
Relative percentage	0.3%
Significance test percentage	20.0%
Conclusion – Not Significant	

Rule 1-02(w)(3) Income Test (In Millions of RMB)	**2015**	**2014**	**2013**	**2012**	**2011**
The Company's pre-tax income/ (loss) from continuing operations	193.3	(15,965.8)	895.2	(7, 826.8)	1,111.4
Less: pre-tax income attributable to non-controlling interest from continuing operations	140.5	(843.9)	(110.0)	(499.1)	443.2
Subtotal	52.8	(15,121.9)	1,005.2	(7,327.7)	668.2
Computational Note 1					
Income for test	52.8	—	1,005.2	—	668.2
Sum of income	1,726.2				
Five year average	345.2				
Absolute value of Subtotal	52.8				
Is absolute value at least 10% lower than five year average	Yes				
Use five year average	345.2				
The Company's percentage of Ning Dong Power's pre-tax income	65.7				
Relative percentage	19.0%				
Significance test percentage	20.0%				
Conclusion – Not Significant					

For purpose of the income tax, the Company considered Computational Note 1 of Rule 1-02(w), as well as sections 2015.8 and 2410.5 of the Division of Corporation Finance Financial Reporting Manual. For the purpose of Computational note 1, in accordance with section 2410.5, the Company did not exclude the income of the equity investee for determining whether income averaging was appropriate. Then, in accordance with section 2015.8, in computing the average income for the last five fiscal years, the Company assigned a value of zero in loss years in computing the numerator for this average and we used "5" as the denominator. The Company used the computed pre-tax income attributable to owners of the parent for the comparison to the five year average income amount. As the income of 2015 was more than 10% lower than the average income for the last five fiscal years, the average income was used for the computation of the income test.
The final step in the calculation was the computation of the relative percentage of the tested subsidiary's pre-tax income to the five year average. The result was below the threshold of 20%.

Since none of the investment or income tests in 2015 indicated the significant subsidiary threshold was met, the Company did not file the separate financial statements of Ning Dong Power under Rule 3-09 of Regulation S-X.

* * *

In addition to the above reply, as requested by the Commission, the Company hereby acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above reply responsive and helpful. Please contact us if you have any questions regarding the above. Thank you in advance for you assistance in this matter.

Yours sincerely,

/s/ ZHANG Zhankui

ZHANG Zhankui

Chief Financial Officer
Aluminum Corporation of China Limited

cc: Lance Chen, Baker & McKenzie
Rachel Wang, Baker & McKenzie